CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN


                            FINANCIAL STATEMENTS AND

                            SUPPLEMENTAL INFORMATION


                  Years Ended December 31, 2003, 2002 and 2001


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Culp, Inc. Employees' Retirement Builder Plan
--------------------------------------------------------------------------------



TABLE OF CONTENTS


                                                                       Page No.

Independent Auditors' Report..........................................     1

Financial Statements

  Statements of Net Assets Available for Benefits.....................     2

  Statements of Changes in Net Assets Available for Benefits..........     3

  Notes to Financial Statements.......................................     4

Supplemental Schedule

  Schedule of Assets (Held at End of Year)............................     8


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--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2003 and 2002 and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Dixon Huges PLLC


June 8, 2004
















                                     Page 1
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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002



ASSETS                                              2003              2002
                                             ----------------  ----------------

Investments, at fair value                       $ 4,145,334       $34,285,310
                                             ----------------  ----------------

Receivables
   Employer contributions                            125,266                 -
   Employee contributions                            195,328                 -
                                             ----------------  ----------------
                                                     320,594                 -
                                             ----------------  ----------------

Cash                                              34,056,430                 -
                                             ----------------  ----------------

                  NET ASSETS AVAILABLE
                         FOR BENEFITS            $38,522,358       $34,285,310
                                             ================  ================











See accompanying notes.                                                 Page 2

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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------------------------------------



                                                             2003               2002               2001
                                                        ---------------    ---------------    ----------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income (loss)
    Net income from investment in common
     trust funds                                            $  767,676         $  400,611          $  736,876
    Net income (loss) from investment in registered
     investment company funds                                2,773,028         (2,685,003)         (2,153,575)
    Appreciation in fair value of Culp, Inc.
     stock fund                                              1,024,349          5,147,577           1,052,504
    Net increase in insurance CSV                                    -              7,623                   -
                                                        ---------------    ---------------    ----------------

                                                             4,565,053          2,870,808            (364,195)
  Contributions
    Employer                                                 1,649,725          1,868,366           2,030,704
    Employee                                                 2,623,673          2,934,591           3,192,956
    Direct rollovers                                               372             14,101              15,758
                                                        ---------------    ---------------    ----------------

                                    TOTAL ADDITIONS          8,838,823          7,687,866           4,875,223
                                                        ---------------    ---------------    ----------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
  Benefits paid to participants                              4,403,726          4,466,413           5,499,417
  Trustee fees                                                 105,750            115,729             133,067
  Administrative fees
                                                                92,299            104,216              44,510
  Net insurance expense                                              -                  -               6,134
                                                        ---------------    ---------------    ----------------

                                   TOTAL DEDUCTIONS          4,601,775          4,686,358           5,683,128
                                                        ---------------    ---------------    ----------------

                            NET INCREASE (DECREASE)          4,237,048          3,001,508           (807,905)

NET ASSETS AVAILABLE
 FOR BENEFITS
  Beginning of year                                         34,285,310         31,283,802          32,091,707
                                                        ---------------    ---------------    ----------------

                                        END OF YEAR       $ 38,522,358       $ 34,285,310        $ 31,283,802
                                                        ===============    ===============    ================











See accompanying notes.                                                 Page 3
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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. Shares of registered investment company funds are valued at quoted market prices which represent the net asset values of shares held.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the "Company") and its subsidiaries who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

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NOTE B - DESCRIPTION OF PLAN (Continued)

Contributions
-------------

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during the years ended December 31, 2003, 2002 or 2001.

In January 1999, the Plan was amended to include safe harbor provisions. The Company makes matching contributions equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation. Participants may elect to have contributions invested in 1% increments in a value fund, a stable investment fund, a Culp, Inc. stock fund, an equity growth fund or a balanced fund. Contributions are subject to certain limitations. Prior to August 31, 2001, participants could invest in life insurance policies.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service, death, disability or retirement, participants receive a lump-sum distribution. Life insurance purchased through the Plan could be converted to cash or transferred to the participant.

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NOTE B - DESCRIPTION OF PLAN (Continued)

Insurance
---------

In 2002, all insurance contracts with Great Southern Life were terminated and the cash surrender values of the policies were added to the respective participants' accounts. Net cash value received was $49,913.

NOTE C - INVESTMENTS

The following table presents the fair value of investments at December 31, 2003 and 2002. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                         2003           2002
                                                    -------------   ------------
      Investments at fair value as determined by
       quoted market price:
        Common trust fund:
          Stable Investment Fund *                    $         -   $ 18,366,208
        Registered investment company funds:
          Evergreen Select Balanced Fund *                      -      4,255,063
          Evergreen Stock Selector Fund *                       -      3,254,340
          American Century Equity Growth Fund              10,575      3,585,438
        Culp, Inc. common stock *                       4,134,759      4,824,261
                                                    -------------   ------------
                                                      $ 4,145,334   $ 34,285,310
                                                    =============   ============

Investments at December 31, 2003 are significantly lower than at December 31, 2002 due to the liquidation of the majority of the investments in anticipation of the transfer of these assets to a new trustee subsequent to the plan year-end. Refer to Note G -Subsequent Event.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                             2003          2002         2001
                                          -----------  ------------  -----------
    Common trust fund:
      Stable Investment Fund *            $  767,676   $   400,611   $  736,876
    Registered investment company funds**  2,773,028    (2,685,003)  (2,153,575)
    Culp, Inc. common stock *              1,024,349     5,147,577    1,052,504
                                          -----------  ------------  -----------
                                           $4,565,053  $ 2,863,185   $ (364,195)
                                          ===========  ============  ===========
* indicates  party-in-interest
**amounts shown are party-in-interest with the exception of the change in value related to the American Century Equity Growth Fund. These amounts are $1,046,943 for 2003, $488,506 for 2002 and $(188,108)
for 2001.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE E - INCOME TAX STATUS

The Plan obtained its last determination letter on November 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Wachovia (formerly First Union National Bank). Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Recordkeeping and trustee fees paid by the Plan to Wachovia amounted to $198,049 in 2003, $219,945 in 2002 and $177,577 in 2001. Additional party - in - interest information is indicated in Note C.


NOTE G - SUBSEQUENT EVENT

The Culp,  Inc.  Employees'  Retirement  Builder  Plan  changed its trustee from
Wachovia to MFS effective January 2, 2004. In conjunction with this change, participants were temporarily unable to direct or diversify investments, obtain hardship withdrawals, or obtain distributions from the Plan during the mandatory blackout periods which began December 2003 and ceased on January 30, 2004. During this period, participants' accounts were liquidated and transferred to similar investment vehicles offered by MFS, with the exception of the Culp, Inc. Stock Fund, which was treated as an in-kind transfer. Concurrent with the end of the blackout periods on January 30, 2004, participants had the option to invest in an additional six funds including a bond fund, a specialty real estate fund, two mid-cap growth funds, a small blend growth fund and foreign small-mid cap growth fund.

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                            SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER 001
December 31, 2003

---------------------------------------------------------------------------------------------------------------------------


                                                             (c) Description of Investment
                                                               Including Maturity Date,
                 (b) Identity of Issue, Borrower,            Rate of Interest, Collateral,                      (e) Current
  (a)                Lessor, or Similar Party                    Par or Maturity Value          (d) Cost **         Value
 --------    -------------------------------------------    ----------------------------------  -----------    ------------
   *        Culp, Inc.                                     514,158.4328 shares, common                           $4,134,759

            American Century Equity Growth Fund            539.56 units                                             $10,575
                                                                                                                ------------

                                                                                                                 $4,145,334
                                                                                                                ============

   *     Indicates party - in - interest
  **     Cost information omitted for participant-directed investments.
